Exhibit 99.1

Brenmiller Energy Signs Memorandum of Understanding with Green Enesys and Viridi RE to Explore Integration of bGen for Green Hydrogen and Green Methanol Production

Brenmiller, Green Enesys and Viridi RE will cooperate to explore integration of bGen Thermal Energy Storage systems for proposed Green Hydrogen production facilities in Europe.

Rosh Haayin, Israel (September 16, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced that is has signed a Memorandum of Understanding (“MoU”) with Green Enesys Deutschland GmbH (“Green Enesys”) and Viridi Energias Renovables Espana, S.L. (“Viridi RE”), two European based developers of green energy projects, to perform engineering studies for incorporating bGen TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain.

Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tonnes of green methanol annually. Under the terms of the MoU, Brenmiller will work with Green Enesys and Viridi RE to conduct feasibility studies for each of the three projects If the results of the engineering studies are favorable and the parties enter a definitive agreement to supply thermal energy storage systems, Brenmiller’s bGen TES will be charged with wind and solar power and be used to produce clean steam, a critical component of the hydrogen-to-green methanol conversion process for the projects.

“We are extremely excited to collaborate with Green Enesys and Viridi’s teams in their work to decarbonize the European Union’s industrial, power generation and transportation sectors,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “Green hydrogen has the potential to deeply decarbonize some of the world’s heaviest-emitting sectors, and we believe our ability to produce clean steam, using any form of renewable power through our bGen TES solution, is key to making green hydrogen an affordable and reliable clean energy resource.

“Brenmiller is a natural partner to help advance our green hydrogen projects in Spain” said José Luis Morán, Green Enesys and Viridi’s Integrated Energy Solutions director “Their thermal energy storage solution is proven and can be relied upon to produce around the clock clean steam. We look forward to working with Brenmiller’s dedicated team of energy experts, and to providing the European Union with a clean fuel alternative.”

About Brenmiller Energy

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the steam, hot water and hot air they need for a variety of applications, including, for example, to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

About Viridi RE:

Viridi RE is a well-established developer of renewable energy projects with a demonstrated track record across Europe and the Americas. Viridi has operated in Spain since 2006 and has been involved in the development of projects generating over 2 GW of solar PV and other green energy solutions such as hydrogen and hybrid renewable systems. For more information visit the company’s website at http://viridire.com and follow the company on LinkedIn.

About Green Enesys:

Green Enesys is an international renewable project developer established in 2009. Together with Viridi RE, Green Enesys is developing more than 5 GW of renewable energy projects worldwide, including green hydrogen projects and smart integrated energy solutions, aiming to develop a pathway for affordable, clean, and reliable energy supply all over the world. For more information visit the company’s website at https://greenenesys.com/ and follow the company on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the potential to enter into a definitive agreement regarding use of bGen TES for projects with Green Enesys and Viridi RE, that bGen TES will be charged with wind and solar power to produce clean steam for such projects and that green hydrogen has the potential to deeply decarbonize heavy emitting sectors. The Company, Green Enesys and Viridi RE may not ultimately reach any definitive agreements and the transactions contemplated by the MoU may not occur. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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https://www.businesswire.com/news/home/20220916005535/en/

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Tori Bentkover

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com